UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 - Exit Filing)*

Yucaipa Acquisition Corporation

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

G9879L 105

(CUSIP Number)

December 14, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Yucaipa Acquisition Manager, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Ronald W. Burkle
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 16, 2021 (the “Schedule 13G”). Terms defined in the Schedule 13G and used herein are as so defined in the Schedule 13G.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4 Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

As of December 14, 2021, the Reporting Persons do not beneficially own any of the Issuer’s Class A Ordinary Shares.

Yucaipa Acquisition Manager, LLC (the “Sponsor) is the record holder of the securities reported herein. Ronald W. Burkle controls the Sponsor, and as such has voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have beneficial ownership of any securities held directly by the Sponsor.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

Yucaipa Acquisition Manager, LLC

By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President and Secretary

/s/ Ronald W. Burkle
Ronald W. Burkle